
March 30, 2012

Via E-mail
Christopher Bunka
President and Chief Executive Officer
Lexaria Corp.
1130 West Pender Street, Suite 950
Vancouver, British Columbia V6E 4A4
Canada

> **Re:** **Lexaria Corp.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-180125**

Dear Mr. Bunka:

Reference is made to our teleconference with counsel dated March 28, 2012. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your statements under "Explanatory Note" indicates that this registration statement registers the sale of units, common shares and common shares underlying warrants that were previously registered by your registration statement filed on July 21, 2011 (File No. 333-175689), which became effective on August 4, 2011. We further note

that such prior registration statement was not withdrawn and that the units, common shares and common shares underlying warrants covered by the registration statement were not removed from registration by means of a post-effective amendment. Please provide the basis for neither withdrawing your prior registration statement nor filing a post-effective amendment removing from registration such units, common shares and common shares underlying warrants. In this regard, we note the undertaking set forth in Item 512(a)(3) of Regulation S-K and on page 73 of your prior registration statement. In your response, please address (i) whether you have completed any sales of such units, common shares or common shares underlying warrants covered by your prior registration statement and (ii) any nexus between the offerings contemplated by your current registration statement and your prior registration statement.

2.   We note that the offering period will be 60 days, which may be extended an additional 120 days by management. Please confirm that you will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. See Item 512(a)(3) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Christopher Bunka
Lexaria Corp.
March 30, 2012
Page 3

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any questions.

                     Sincerely,

                     /s/H. Roger Schwall

                     H. Roger Schwall
                     Assistant Director

cc: Via E-mail
       Konrad Malik
       MacDonald Tuskey